Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three and Six Month Periods Ended June 30, 2021

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30

(in thousands of Canadian dollars)	Notes	Three months		Six months
		2021	2020	2021	2020
Revenue	5	$187,888	$207,834	$378,380	$416,507
Operating expenses	6	(57,276)	(46,051)	(97,230)	(91,527)
Depreciation		(52,372)	(55,615)	(102,739)	(111,222)
Amortization		(3,948)	(4,306)	(8,063)	(8,617)
Other operating (losses) gains, net		(74)	9	(747)	(212)
Operating income		74,218	101,871	169,601	204,929
Interest expense	7	(46,467)	(51,067)	(88,462)	(105,801)
Interest and other income		1,652	1,540	1,773	5,792
Gain (loss) on changes in fair value of financial instruments		3,796	(827)	(21,328)	(44,599)
Gain (loss) on foreign exchange		40,641	125,270	75,754	(165,422)
Income (loss) before tax		73,840	176,787	137,338	(105,101)
Tax expense	8	(13,062)	(15,164)	(34,827)	(11,364)
Net income (loss)		$60,778	$161,623	$102,511	$(116,465)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended June 30

(in thousands of Canadian dollars)	Three months		Six months
	2021	2020	2021	2020
Net income (loss)	$60,778	$161,623	$102,511	$(116,465)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(16,949)	(48,322)	(31,051)	50,926
Other comprehensive (loss) income	(16,949)	(48,322)	(31,051)	50,926
Total comprehensive income (loss)	$43,829	$113,301	$71,460	$(65,539)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2020	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net loss	—	—	—	(116,465)	—	—	—	(116,465)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	50,926	50,926	50,926
Share-based compensation	—	—	—	—	4,885	—	4,885	4,885
Balance as at June 30, 2020	$26,580	$128,315	$154,895	$914,590	$79,762	$35,424	$115,186	$1,184,671

Balance as at July 1, 2020	$26,580	$128,315	$154,895	$914,590	$79,762	$35,424	$115,186	$1,184,671
Net income	—	—	—	362,043	—	—	—	362,043
Issuance of share capital on settlement of restricted share units	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584	—	—	—	(10,109)	—	(83,348)	(83,348)	(93,457)
Share-based compensation	—	—	—	—	7,615	—	7,615	7,615
Dividends declared on Director Voting Preferred Shares	—	—	—	(10)	—	—	—	(10)
Balance as at December 31, 2020	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936

Balance as at January 1, 2021	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Net income	—	—	—	102,511	—	—	—	102,511
Other comprehensive loss, net of tax of $nil	—	—	—	—	—	(31,051)	(31,051)	(31,051)
Share-based compensation	—	—	—	—	19,702	—	19,702	19,702
Balance as at June 30, 2021	$26,580	$129,118	$155,698	$1,369,025	$105,350	$(78,975)	$26,375	$1,551,098

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents		$1,466,099	$818,378
Trade and other receivables		50,580	51,928
Other current financial assets		493	448
Prepaid expenses and other current assets		28,320	22,861
Total current assets		1,545,492	893,615
Satellites, property and other equipment	5,9	1,294,756	1,318,526
Deferred tax assets		61,654	79,912
Other long-term financial assets		20,379	53,425
Other long-term assets	5	13,512	9,922
Intangible assets	5	768,657	779,190
Goodwill		2,446,603	2,446,603
Total assets		$6,151,053	$5,581,193

Liabilities
Trade and other payables		$29,848	$30,091
Other current financial liabilities		38,266	35,880
Other current liabilities		90,901	96,155
Total current liabilities		159,015	162,126
Long-term indebtedness	11	3,720,372	3,187,152
Deferred tax liabilities		299,473	325,893
Other long-term financial liabilities		27,656	35,499
Other long-term liabilities		393,439	410,587
Total liabilities		4,599,955	4,121,257

Shareholders’ Equity
Share capital	12	155,698	155,698
Accumulated earnings		1,369,025	1,266,514
Reserves		26,375	37,724
Total shareholders’ equity		1,551,098	1,459,936
Total liabilities and shareholders’ equity		$6,151,053	$5,581,193

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	Notes	2021	2020
Cash flows from operating activities
Net income (loss)		$102,511	$(116,465)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		102,739	111,222
Amortization		8,063	8,617
Tax expense		34,827	11,364
Interest expense		88,462	105,801
Interest income		(2,322)	(5,860)
(Gain) loss on foreign exchange		(75,754)	165,422
Loss on changes in fair value of financial instruments		21,328	44,599
Share-based compensation		19,702	4,885
Loss on disposal of assets		747	212
Other		(33,463)	(30,803)
Income taxes paid, net of income taxes received	17	(53,168)	(10,965)
Interest paid, net of interest received	17	(69,079)	(95,933)
Operating assets and liabilities	17	9,195	(44,882)
Net cash from operating activities		153,788	147,214

Cash flows used in investing activities
Purchases for satellite programs		(78,442)	(897)
Purchase of property and other equipment		(12,827)	(9,122)
Purchase of intangible assets		—	(5)
Net cash used in investing activities		(91,269)	(10,024)

Cash flows generated from (used in) financing activities
Proceeds from indebtedness	17	619,900	—
Repayment of indebtedness	17	—	(12,972)
Payment of debt issue costs	17	(6,834)	—
Payments of principal on lease liabilities	17	(1,355)	(712)
Satellite performance incentive payments	17	(3,350)	(4,771)
Government grant received		—	5,013
Net cash generated from (used in) financing activities		608,361	(13,442)

Effect of changes in exchange rates on cash and cash equivalents		(23,159)	36,303

Increase in cash and cash equivalents		647,721	160,051
Cash and cash equivalents, beginning of period		818,378	1,027,222
Cash and cash equivalents, end of period		$1,466,099	$1,187,273

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.

The Company has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.

As at June 30, 2021, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.

On August 12, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2020. The results of operations for the three and six months ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES

Interest rate benchmark reform — Phase 2

The Company has adopted Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts and IFRS 16, Leases). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.

Interest rates on certain indebtedness of the Company are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by the Company have yet been transitioned to an alternative benchmark rate, there is no impact on its financial statements.

The Company has determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B Facility and the interest rate swaps.

The risks identified are not expected to cause any major changes in the Company’s risk management strategy.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.

The changes will only impact the level of disclosures within the Company’s financial statements.

The Company is currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on the Company’s consolidated financial statements as a result of the amendments.

There are no other new or amended standards determined to be applicable to Telesat.

5. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•        Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•        Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•        Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Broadcast	$96,868	$104,929	$195,821	$206,552
Enterprise	87,927	98,018	176,549	200,147
Consulting and other	3,093	4,887	6,010	9,808
Revenue	$187,888	$207,834	$378,380	$416,507

Equipment sales included within the various services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Broadcast	$15	$—	$15	$—
Enterprise	1,675	1,063	7,215	7,107
Total equipment sales	$1,690	$1,063	$7,230	$7,107

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Canada	$82,672	$87,752	$170,443	$180,437
United States	69,259	80,848	139,421	156,776
Latin America & Caribbean	14,002	16,828	28,679	34,230
Europe, Middle East & Africa	9,097	11,201	18,544	23,762
Asia & Australia	12,858	11,205	21,293	21,302
Revenue	$187,888	$207,834	$378,380	$416,507

For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:

As at,	June 30, 2021	December 31, 2020
Canada	$653,726	$624,303
Europe, Middle East & Africa	577,462	619,959
United States	60,811	71,659
All others	2,757	2,605
Satellites, property and other equipment	$1,294,756	$1,318,526
As at,	June 30, 2021	December 31, 2020
Canada	$710,367	$718,880
United States	37,390	38,448
Latin America & Caribbean	14,605	15,114
All others	6,295	6,748
Intangible assets	$768,657	$779,190

Other long-term assets by geographic regions were allocated as follows:

As at,	June 30, 2021	December 31, 2020
Canada	$13,157	$9,470
Europe, Middle East & Africa	355	452
Other long-term assets	$13,512	$9,922

Goodwill was not allocated to geographic regions.

Major Customers

For the three and six months ended June 30, 2021 and 2020, there were two significant customers each representing more than 10% of consolidated revenue.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Compensation and employee benefits(a)	$38,072	$22,380	$60,278	$43,463
Other operating expenses(b)	14,266	17,543	22,268	32,358
Cost of sales(c)	4,938	6,128	14,684	15,706
Operating expenses	$57,276	$46,051	$97,230	$91,527

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)     Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and six months ended June 30, 2021 included $1.0 million and $1.5 million, respectively (three and six months ended June 30, 2020 — $0.5 million and $1.0 million, respectively), of leases not capitalized due to exemptions and variable lease payments not included in the measurement of lease liabilities.

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest on indebtedness	$36,986	$41,653	$69,177	$89,227
Interest on derivative instruments	3,469	2,346	7,040	2,343
Interest on satellite performance incentive payments	560	776	1,162	1,548
Interest on significant financing component	4,720	5,675	9,679	11,478
Interest on employee benefit plans	324	260	648	521
Interest on leases	408	357	756	684
Interest expense	$46,467	$51,067	$88,462	$105,801

8. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current tax expense	$17,534	$22,968	$41,653	$28,258
Deferred tax recovery	(4,472)	(7,804)	(6,826)	(16,894)
Tax expense	$13,062	$15,164	$34,827	$11,364

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Income (loss) before tax	$73,840	$176,787	$137,338	$(105,101)
Multiplied by the statutory income tax rates	26.46%	26.49%	26.46%	26.49%
	19,538	46,831	36,340	(27,841)
Income tax recorded at rates different from the Canadian tax rate	(31,002)	(3,547)	(33,817)	(7,370)
Permanent differences	(151)	(13,446)	5,810	24,781
Effect on deferred tax balances due to the change in income tax rates	—	(1,155)	—	(1,155)
Effect of temporary differences not recognized as deferred tax assets	27,699	(13,309)	29,519	21,951
Change in estimates related to prior period	(2,119)	—	(2,119)	—
Other	(903)	(210)	(906)	998
Tax expense	$13,062	$15,164	$34,827	$11,364
Effective income tax rate	17.69%	8.58%	25.36%	(10.81)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2021, the Company had additions of $98.0 million (June 30, 2020 — $13.7 million) primarily related to acquisitions associated with the LEO program (June 30, 2020 — property and other equipment).

10. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at June 30, 2021 were as follows:

Remainder 2021	2022	2023	2024	2025	Thereafter	Total
$1,693	$3,314	$3,256	$3,114	$2,845	$35,544	$49,766

The undiscounted contractual cash flows included $15.7 million of interest payments.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. INDEBTEDNESS

	June 30, 2021	December 31, 2020
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (June 30, 2021 and December 31, 2020 – US$1,552,815)	1,925,180	1,975,957
6.5% Senior Notes (US$550,000)	681,890	699,875
5.625% Senior Secured Notes (US$500,000)	619,900	—
4.875% Senior Secured Notes (US$400,000)	495,920	509,000
	3,722,890	3,184,832
Deferred financing costs, prepayment options and loss on repayment	(2,518)	2,320
	3,720,372	3,187,152
Less: current indebtedness	—	—
Long-term indebtedness	$3,720,372	$3,187,152

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes”). Debt issue costs of $6.8 million were incurred in connection with the issuance of the 5.625% Senior Secured Notes.

The 5.625% Senior Secured Notes bear interest from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict Telesat Canada’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture. The prepayment options associated with the 5.625% Senior Secured Notes (Note 15) were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 5.625% Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method.

12. SHARE CAPITAL

The number of shares and stated value of the outstanding shares as at June 30, 2021 and December 31, 2020, were as follows:

	Number of shares	Stated value
Common Shares	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,117	80,862
Director Voting Preferred Shares	1,000	10
Share capital		$155,698

Stock Option Cancellation

In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options were cancelled. This resulted in an operating expense recorded in the six months ended June 30, 2021 of $8.5 million.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. SHARE CAPITAL (cont.)

Restricted Share Unit Plan

In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).

As at June 30, 2021, 3,530,000 RSUs were granted under the RSU Plan with 130,000 remaining RSUs available for grant under the RSU Plan.

This resulted in an operating expense recorded in the six months ended June 30, 2021 of $8.8 million.

13. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed Constellation.

For the six months ended June 30, 2021, the Company recorded $5.1 million relating to the agreement (six months ended June 30, 2020 — $8.5 million).

Of the amount recorded in the six months ended June 30, 2021, $3.0 million was recorded as a reduction to satellites, property and other equipment and $2.1 million was recorded as a reduction to operating expenses (six months ended June 30, 2020 — $6.7 million was recorded as a reduction in prepaid expenses and other current assets and $1.8 million as a reduction to operating expenses).

14. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries.

If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at June 30, 2021, the first lien net leverage ratio was 4.44:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Credit Agreement of the Senior Secured Facilities contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors, but not its Unrestricted Subsidiaries, to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at June 30, 2021, the total leverage ratio was 5.46:1.00, which was more than the maximum test ratio of 4.50:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 15).

15. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2021.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2021, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,537.6 million (December 31, 2020 — $924.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at June 30, 2021 and December 31, 2020, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2021 was $3.3 million (December 31, 2020 — $7.3 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at June 30, 2021 and December 31, 2020, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,722.9 million and $3,184.8 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at June 30, 2021, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $148.5 million (December 31, 2020 — $158.5 million) and decreased (increased) other comprehensive income by $31.5 million (December 31, 2020 — $35.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at June 30, 2021, two interest rate swaps of US$450 million each, with expiration terms of September 2021 and September 2022, were outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, of 1.95% and 2.04%.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.2 million and $2.4 million for the three and six months ended June 30, 2021, respectively.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at June 30, 2021 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$29,848	$29,848	$29,848	$—	$—	$—	$—	$—
Customer and other deposits	1,742	1,742	1,407	17	80	17	81	140
Satellite performance incentive payments	33,665	41,623	4,620	8,145	7,325	5,766	3,052	12,715
Other financial liabilities	2,338	2,338	2,338	—	—	—	—	—
Interest rate swaps	10,703	10,873	5,397	5,476	—	—	—	—
Indebtedness(1)	3,740,364	4,658,392	83,588	160,122	160,122	160,212	159,193	3,935,155
	$3,818,660	$4,744,816	$127,198	$173,760	$167,527	$165,995	$162,326	$3,948,010

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$364	$8,188
Indebtedness	$17,474	$935,502

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at June 30, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,466,099	$1,466,099	$1,466,099	Level 1
Trade and other receivables	—	50,580	50,580	50,580	(3)
Other current financial assets	—	493	493	493	Level 1
Other long-term financial assets(1)	3,913	16,466	20,379	20,379	Level 1, Level 2
Trade and other payables	—	(29,848)	(29,848)	(29,848)	(3)
Other current financial liabilities	(8,927)	(29,339)	(38,266)	(40,078)	Level 2
Other long-term financial liabilities	(1,776)	(25,880)	(27,656)	(28,884)	Level 2
Indebtedness(2)	—	(3,722,890)	(3,722,890)	(3,597,417)	Level 2
	$(6,790)	$(2,274,319)	$(2,281,109)	$(2,158,676)

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1, Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)

____________

(1)      Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at June 30, 2021, cash and cash equivalents included $78.3 million (December 31, 2020 — $130.4 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at June 30, 2021 and December 31, 2020, the discount rate used was 3.9% and 4.4%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at,	June 30, 2021	December 31, 2020
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	95.75%	98.88%
6.5% Senior Notes	95.46%	104.76%
4.875% Senior Secured Notes	96.95%	103.64%
5.625% Senior Secured Notes	100.39%	—

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at June 30, 2021 ranged from 0.09% to 1.03% (December 31, 2020 — 0.08% to 0.54%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at June 30, 2021	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(8,927)	$(1,776)	$(10,703)
Prepayment options	3,913	—	—	3,913
	$3,913	$(8,927)	$(1,776)	$(6,790)
As at December 31, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. FINANCIAL INSTRUMENTS (cont.)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2020 and January 1, 2021	$12,237
Derivative recognized at inception
Prepayment options – 5.625% Senior Secured Notes (Note 11)	1,896
Unrealized (losses) gains on derivatives
Prepayment options	(28,288)
Interest rate swaps	6,960
Impact of foreign exchange	405
Fair value, June 30, 2021	$(6,790)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) were as follows:

Three months ended June 30,	2021		2020
	Pension	Other	Pension	Other
Operating expenses	$1,974	$42	$1,797	$36
Interest expense	$186	$138	$106	$154
Six months ended June 30,	2021		2020
	Pension	Other	Pension	Other
Operating expenses	$3,947	$83	$3,594	$72
Interest expense	$372	$276	$212	$309

No amounts were recorded on the statements of comprehensive income (loss) for the three and six months ended June 30, 2021 or 2020.

The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:

As at	June 30, 2021	December 31, 2020
Pension benefits	$23,443	$22,070
Other post-employment benefits	25,648	25,914
Accrued benefit liabilities	$49,091	$47,984

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2021	2020
Cash	$1,387,811	$901,205
Short-term investments(1)	78,288	286,068
Cash and cash equivalents	$1,466,099	$1,187,273

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Income taxes paid, net of income taxes received was comprised of the following:

Six months ended June 30,	2021	2020
Income taxes paid	$(53,214)	$(11,364)
Income taxes received	46	399
	$(53,168)	$(10,965)

Interest paid, net of interest received was comprised of the following:

Six months ended June 30,	2021	2020
Interest paid	$(71,382)	$(103,354)
Interest received	2,303	7,421
	$(69,079)	$(95,933)

The reconciliation of the liabilities arising from financing activities was as follows:

	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash inflows	619,900	—	—
Cash outflows	—	(3,350)	(1,355)
Amortization of deferred financing costs, prepayment options and loss on repayment	101	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception – 5.625% Senior Secured Notes	1,896	—	—
Interest accrued	—	—	757
Interest paid	—	—	(757)
Non-cash additions	—	—	7,209
Non-cash disposals	—	—	(939)
Other	—	25	—
Impact of foreign exchange	(81,843)	(948)	21
Balance as at June 30, 2021	$3,720,372	$33,301	$33,987
	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(12,972)	(4,771)	(712)
Amortization of deferred financing costs and prepayment options	212	—	—
Interest accrued	—	—	684
Interest paid	—	—	(928)
Non-cash additions	—	—	2,587
Other	—	108	(72)
Impact of foreign exchange	167,525	2,080	270
Balance as at June 30, 2020	$3,867,564	$44,368	$30,411

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:

Six months ended June 30,	2021	2020
Trade and other receivables	$11,103	$(14,863)
Financial assets	1,018	(2,677)
Other assets	(4,015)	(24,694)
Trade and other payables	(2,170)	(2,104)
Financial liabilities	2,703	(447)
Other liabilities	556	(97)
	$9,195	$(44,882)

Non-cash investing activities were comprised of:

Six months ended June 30,	2021	2020
Satellites, property and other equipment	$6,661	$3,806

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at June 30, 2021:

	2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$653	$1,168	$1,153	$1,139	$1,058	$13,658	$18,829
Capital commitments	82,311	21,497	39,650	47,299	12,274	—	203,031
Other operating commitments	27,937	7,416	5,433	4,495	3,927	11,287	60,495
	$110,901	$30,801	$46,236	$52,933	$17,259	$24,945	$282,355

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed Constellation and other capital expenditures. The total outstanding commitments as at June 30, 2021 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at June 30, 2021, customer prepayments of $389.1 million (December 31, 2020 — $414.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

Legal Proceedings

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

In May 2021, the Company was reassessed by the Canada Revenue Agency for $6.9 million, including interest, for its Scientific Research and Experimental Development claim for the taxation year ended December 31, 2016. The Company has challenged the reassessment. The Company believes the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed above, and in Note 31 of the Company’s December 31, 2020 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The compensation of Board level directors consists of an annual retainer and meeting attendance fees. The transactions have been entered into with the Company in the normal course of operations.

Stock Option Cancellation

In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options held by certain executives were cancelled. This resulted in an operating expense recorded in the six months ended June 30, 2021 of $8.5 million.

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. RELATED PARTY TRANSACTIONS (cont.)

Restricted Share Unit Plan

In April 2021, the Company approved the adoption of a restricted share unit RSU plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).

As at June 30, 2021, 3,530,000 RSUs were granted to certain executives under the RSU Plan.

This resulted in an operating expense recorded in the six months ended June 30, 2021 of $8.8 million.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services		Purchase of goods and services
Three months ended June 30,	2021	2020	2021	2020
Revenue	$31	$34	$—	$—
Operating expenses	$—	$—	$1,546	$1,742
	Sale of goods and services		Purchase of goods and services
Six months ended June 30,	2021	2020	2021	2020
Revenue	$63	$68	$—	$—
Operating expenses	$—	$—	$3,139	$3,393

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Current receivables/payables	$339	$—	$—	$105

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2021 were $1.5 million and $2.7 million, respectively (June 30, 2020 — $1.5 million and $2.9 million, respectively).

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Canada’s unaudited interim condensed consolidated financial statements beginning at Page 1 of this Quarterly Report.

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries.    Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s unaudited interim condensed consolidated financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to August 12, 2021, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995.    In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “well positioned,” “project,” “targeted,” “intend,” “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 4, 2021 as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to deploy successfully an advanced, global low earth orbit (“LEO”) constellation, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; (4) risks associated with our pending roll-up transaction with Loral; and (5) other risks, including the impact of COVID-19 pandemic on our business and the business of our customers and suppliers, potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at June 30, 2021, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitments from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and variable operating expenses, which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our Senior Secured Credit Facilities, 4.875% Senior Secured Notes, 5.625% Senior Secured Notes and 6.5% Senior Notes. Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our 6.5% Senior Notes, the prepayment option on our 4.875% Senior Secured Notes and the prepayment option on our 5.625% Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS

5.625% Senior Secured Notes Offering

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes” and such offering, the “Debt Offering”).

The 2026 Senior Secured Notes are senior secured obligations of the Co-Issuers and will mature on December 6, 2026. The 2026 Senior Secured Notes bear interest at 5.625% per annum from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.

The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.

We intend to use the net proceeds from the Debt Offering to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed, for the payment of fees and expenses related to the Debt Offering, and if the funding needs of Telesat Lightspeed are less than currently anticipated, for general corporate purposes.

Pending Roll-Up Transaction

On November 23, 2020, Telesat Canada, entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP Investments (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat.

In furtherance of the transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 has been mailed to Loral’s stockholders in connection with the pending special meeting of Loral stockholders.

On August 6, 2021, we were notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.

On closing of the transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties may also determine to seek a listing on the Toronto Stock Exchange. The transaction is expected to close in late third quarter or early fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and the approval of Loral’s stockholders and other customary conditions.

Further Development of the Telesat Lightspeed Constellation

We continue to advance our Telesat Lightspeed plans.

On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s advanced, state-of-the-art Low-Earth Orbit (LEO) satellite network, Telesat Lightspeed. Under this $109 million, 5-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (ISPs), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The transaction is subject to the entering into of a further, definitive agreement which Telesat expects to execute in the coming weeks.

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entering into of further, definitive agreements.

COVID-19

Although the COVID-19 pandemic has had limited impact on our ability to operate our business, our customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, we amended the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. These arrangements have had and will continue to have an adverse impact on our revenues in the near term. While not sufficient to offset the adverse impacts referred to above, we experienced some increased demand for services as a result of COVID-19, primarily for rural broadband connectivity services.

Canadian C-band

On August 27, 2020, ISED launched a public consultation (the “Consultation”) on repurposing of C-band spectrum in Canada and on May 21, 2021 released its “Decision on the Technical and Policy Framework for the 3650¬4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band.” In the decision, ISED largely adopted the proposal it had set forth in the Consultation which will require satellite operators to cease use of 300 MHz of C-band spectrum (3700-4000 MHz), other than in satellite-dependent areas, by March 31, 2025; ISED plans to auction the spectrum to companies that want to use it to provide terrestrial wireless services, principally 5G, in Canada. ISED did not provide for payments to satellite operators for either clearing expense reimbursement or as an incentive to clear the spectrum. In the decision, ISED rejected a proposal put forward by Telesat Canada, whereby Telesat Canada — the sole C-band licensee in Canada — would accelerate, and be responsible for, the clearing of a portion of the C-band spectrum for 5G and would auction a portion of that spectrum to Canadian wireless operators for 5G services, using the auction proceeds to fund the cost of clearing and to help fund the construction of Telesat Lightspeed.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing Telesat Lightspeed, which we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2021, we remain focused on increasing the utilization of our existing satellites, the development of Lightspeed, and identifying and pursuing opportunities to invest in expansion satellite capacity, all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended June 30, 2021, was $60.8 million compared to $161.6 million for the same period in the prior year. The decrease of $100.8 million was primarily due to a decrease in the non-cash foreign exchange gain for the three months ended June 30, 2021 compared to the same period in the prior year, primarily as a result of the U.S. dollar weakening to a lesser extent in the three months ended June 30, 2021 compared to the weakening in the same period in the prior year.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2021	Q2 2021	Q2 YTD 2021	June 30, 2021
US$ to CAD$ spot rate	—	—	—	1.2398
US$ to CAD$ average rates	1.2747	1.2282	1.2514	—
	Q1 2020	Q2 2020	Q2 YTD 2020	December 31, 2020
US$ to CAD$ spot rate	—	—	—	1.2725
US$ to CAD$ average rates	1.3211	1.3929	1.3570	—

Revenue

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		%Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2021	2020		2021	2020
Broadcast	$96.9	$104.9	(7.7)%	$195.8	$206.6	(5.2)%
Enterprise	87.9	98.0	(10.3)%	176.5	200.1	(11.8)%
Consulting and other	3.1	4.9	(36.7)%	6.0	9.8	(38.7)%
Revenue	$187.9	$207.8	(9.6)%	$378.4	$416.5	(9.2)%

Total revenue for the three months ended June 30, 2021, was $187.9 million, a decrease of $19.9 million, when compared to the same period in the prior year, primarily relating to the unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into Canadian dollar equivalent. Revenue for the six months ended June 30, 2021, was $378.4 million, which represents a decrease of $38.1 million from the same period in the prior year, approximately half relating to the unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into Canadian dollar equivalent.

Revenue from Broadcast services decreased by $8.1 million and $10.7 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases were mainly due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent for the three months and six months ended June 30, 2021, combined with a slight reduction of service for one of our North American DTH customers.

Revenue from Enterprise services decreased by $10.1 million and $23.6 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases were primarily due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent. For the three months ended June 30, 2021, this was combined with non-renewals from certain customers. For the six months ended June 30, 2021, this was combined with decreases in the maritime and commercial aviation markets owing to the COVID pandemic as well as non-renewals from certain other customers.

Consulting and other revenue decreased by $1.8 million and $3.8 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases were primarily a result of lower consulting activities.

Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2021	2020		2021	2020
Depreciation	$52.4	$55.6	(5.8)%	$102.7	$111.2	(7.6)%
Amortization	3.9	4.3	(8.3)%	8.1	8.6	(6.4)%
Other operating (gains) losses, net	0.1	—	(922.2)%	0.7	0.2	252.4%
Operating expenses	57.3	46.1	24.4%	97.2	91.5	6.2%
Expenses	$113.7	$106.0	7.3%	$208.8	$211.6	(1.3)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $3.2 million and $8.5 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases in depreciation were primarily due to the end of useful life, for accounting purposes, of our Anik F1R satellite in the fourth quarter of 2020.

Amortization

Amortization of intangible assets decreased by $0.4 million and $0.6 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2021	2020		2021	2020
Compensation and employee benefits	$38.1	$22.4	70.1%	$60.3	$43.5	38.7%
Other operating expenses	14.3	17.5	(18.7)%	22.3	32.4	(31.2)%
Cost of sales	4.9	6.1	(19.4)%	14.7	15.7	(6.5)%
Operating expenses	$57.3	$46.1	24.4%	$97.2	$91.5	6.2%

Operating expenses increased by $11.2 million and $5.7 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased by $15.7 million and $16.8 million for the three and six months ended June 30, 2021, respectively, in comparison with the same periods in the prior year. The increases were principally due to higher share-based compensation. We also experienced higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program offset by higher capitalized engineering costs.

Other operating expenses decreased by $3.3 million and $10.1 million for the three and six months ended June 30, 2021, respectively, compared to the same periods in the prior year. The decrease for the three months ended June 30, 2021, was due to lower bad debt expense in the three months ended June 30, 2021 compared to the same period in the prior year, which was higher due to bad debt provision recorded for maritime and aeronautical customers. The decrease for the six months ended June 30, 2021, was due to the reversal of a bad debt provision relating to maritime and aeronautical customers that was recorded during the six months ended June 30, 2020.

Cost of sales decreased by $1.2 million and $1.0 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases were principally due to lower consulting activities.

Interest Expense

(in millions of Canadian dollars except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2021	2020		2021	2020
Debt service costs	$40.5	$44.0	(8.1)%	$76.2	$91.6	(16.8)%
Interest expense on significant financing component	4.7	5.7	(16.8)%	9.7	11.5	(15.7)%
Interest expense on satellite performance incentive payments	0.6	0.8	(27.8)%	1.2	1.5	(24.9)%
Interest expense on employee benefit plans	0.3	0.3	24.6%	0.6	0.5	24.4%
Interest expense on leases	0.4	0.4	14.3%	0.8	0.7	10.5%
Interest expense	$46.5	$51.1	(9.0)%	$88.5	$105.8	(16.4)%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $3.5 million and $15.4 million for the three and six months ended June 30, 2021, respectively, when compared to the same periods in the prior year. The decreases in debt service costs were primarily due to lower average interest rates on our Senior Secured Credit Facilities, combined with declining balances of debt due to the repayment of US$344.4 million, which occurred in December 2020. These were partially offset by higher net interest paid on our interest rate swaps, when compared to the same periods in the prior year, as well as interest on the new 5.625% Senior Secured Notes.

Interest expense on significant financing component decreased by $1.0 million and $1.8 million for the three and six months ended June 30, 2021, respectively when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.2 million and $0.4 million for the three and six months ended June 30, 2021, respectively when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans increased by $0.1 million for both the three and six months ended June 30, 2021, when compared to the same periods in the prior year.

Interest expense on leases increased by $0.1 million for both the three and six months ended June 30, 2021, when compared to the same periods in the prior year.

Interest and Other Income

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Interest and other income	$1.7	$1.5	$1.8	$5.8

Interest income and other income increased by $0.1 million for the three months ended June 30, 2021 and decreased by $4.0 million for the six months ended June 30, 2021, when compared to the same periods in the prior year. The increases in the three months ended June 30, 2021 were primarily due to higher average cash balances compared to the same period in the prior year. The decreases in the six months ended June 30, 2021 related primarily to a decrease in interest rates on cash and cash equivalents.

Foreign Exchange and Derivatives

(in millions of Canadian dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Gain (loss) on changes in fair value of financial instruments	$3.8	$(0.8)	$(21.3)	$(44.6)
Gain (loss) on foreign exchange	$40.6	$125.3	$75.8	$(165.4)

The gain on changes in fair value of financial instruments for the three months ended June 30, 2021 was $3.8 million compared to a loss of $0.8 million for the same period in 2020 resulting in a positive change of $4.6 million. The loss on changes in fair value of financial instruments for the six months ended June 30, 2021 was $21.3 million compared to a loss of $44.6 million for the same period in 2020 resulting in a positive change of $23.3 million.

The gain on changes in fair value of financial instruments for the three months and the loss on changes in fair value of financial instruments for the six months ended June 30, 2021 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our 6.5% Senior Notes, 4.875% Senior Secured Notes and 5.625% Senior Secured Notes. The loss on changes in fair value of financial instruments for the three and six months ended June 30, 2020 primarily reflected changes in the fair values of our interest rate swaps, prepayment options on our 6.5% Senior Notes and 4.875% Senior Secured Notes. The gains or losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain for the three months ended June 30, 2021, was $40.6 million compared to $125.3 million for the same period in 2020 resulting in a negative change of $84.6 million.

The gain for the three months ended June 30, 2021, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2021 ($1.2398), compared to the spot rate at March 31, 2021 ($1.2562) and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The gain for the three months ended June 30, 2020, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2020 ($1.3576), compared to the spot rate at March 31, 2020 ($1.4062), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange gain for the six months ended June 30, 2021 was $75.8 million compared to a foreign exchange loss of $165.4 million for the same period in 2020 resulting in a positive change of $241.2 million.

The gain for the six months ended June 30, 2021 was primarily due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2021 ($1.2398), compared to the spot rate at December 31, 2020 ($1.2725), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The mainly non-cash loss for the six months ended June 30, 2020, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate at June 30, 2020 ($1.3576), compared to the spot rate at December 31, 2019 ($1.2990), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions of Canadian dollars)	2021	2020	2021	2020
Current tax expense	$17.5	$23.0	$41.7	$28.3
Deferred tax recovery	(4.5)	(7.8)	(6.8)	(16.9)
Tax expense	$13.1	$15.2	$34.8	$11.4

The tax expense decreased by $2.1 million for the three months ended June 30, 2021 and increased by $23.5 million for the six months ended June 30, 2021, respectively, when compared to the same periods in the prior year.

The decrease for the three months ended June 30, 2021 was primarily due to a decrease in operating income. The increase for the six months ended June 30, 2021 was primarily due to gains on foreign exchange and a change in temporary differences not recognized as deferred tax assets.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at June 30, 2021, our contracted backlog was approximately $2.4 billion, which does not include any backlog associated with the Telesat Lightspeed program.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at June 30, 2021, to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2021	2022	2023	2024	2025	Thereafter
Backlog	$325.3	$528.9	$439.1	$305.1	$216.0	$552.9

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2021, we had $1,466.1 million of cash and short-term investments, including $566.5 million held in Unrestricted subsidiaries, as well as approximately $200.0 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the six months ended June 30, 2021, was $153.8 million, a $6.6 million increase compared to the same period in the prior year. The increase was primarily due to an increase in cash flows from operating assets and liabilities combined with lower interest paid on indebtedness. This was partially offset by higher income taxes paid and lower operating income.

Cash Flows used in Investing Activities

Cash used in investing activities for the six months ended June 30, 2021 was $91.3 million. This consisted of $78.4 million on purchases associated with the Telesat Lightspeed Constellation and $12.8 million of payments for property and other equipment.

Cash used in investing activities for the six months ended June 30, 2020 was $10.0 million. This consisted of $0.9 million of expenditures on satellite programs and $9.1 million of payments for property and other equipment.

Cash Flows generated from (used in) Financing Activities

Cash generated from financing activities for the six months ended June 30, 2021 was $608.4 million. This was primarily due to proceeds received from the issuance of the 5.625% Senior Secured Notes, partially offset by debt issue costs associated with the issuance of the 5.625% Senior Secured Notes.

Cash used in financing activities for the six months ended June 30, 2020 was $13.4 million. This was primarily related to regular repayments made on our Senior Secured Credit Facilities.

Government Grant

In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85 million to support the development of the Telesat Lightspeed Constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program to date are summarized below:

(in millions of Canadian dollars)	Six months ended June 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Satellites, property and other equipment	$90.5	$83.1	$—
Intangible assets	—	—	23.4
Total capital expenditures	90.5	83.1	23.4
Operating expenses	14.2	21.1	7.1
Total costs incurred	$104.7	$104.2	$30.5

Total research and development costs for Telesat Lightspeed for the six months ended June 30, 2021 increased by $65.4 million from $39.3 million to $104.7 million, when compared to the same period in the prior year. Total research and development costs for Telesat Lightspeed for the year ended December 31, 2020 increased by $73.7 million from $30.5 million to $104.2 million, when compared to the prior year. The positive variances were primarily driven by the continued ramp in the development of Telesat Lightspeed.

The following claims against the government grant have been made to date against the costs incurred associated with the program:

(in millions of Canadian dollars)	Six months ended June 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Satellites, property and other equipment	$3.0	$8.0	$—
Intangible assets	—	—	3.3
Total capital expenditures	3.0	8.0	3.3
Operating expenses	2.1	4.0	1.7
Total claims	$5.1	$12.0	$5.0

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at June 30, 2021, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but does not include the capital that would be required to complete construction of the constellation.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular our planned Telesat Lightspeed Constellation, which we currently estimate will require a capital investment of approximately US$5 billion for satellites, launch vehicles, insurance, and related ground systems. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under our Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing C-band spectrum; and from government sources. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed Constellation in Unrestricted Subsidiaries (as defined in our Credit Agreement and indentures), and we expect to complete the development of, fund, and operate our planned Telesat Lightspeed Constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at June 30, 2021, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at June 30, 2021, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. In December 2020, a prepayment of US$341.4 million was made on the U.S. TLB Facility.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.

4.875% Senior Secured Notes

Our 4.875% Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The indenture governing the 4.875% Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our 4.875% Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the 4.875% Senior Secured Notes indenture.

5.625% Senior Secured Notes

On April 27, 2021, we issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.

We incurred debt issue costs of $6.8 million in connection with the issuance of the 5.625% Senior Secured Notes. The prepayment options associated with the 5.625% Senior Secured Notes were fair valued at the time of issuance. The initial impact, as at April 27, 2021, of the prepayment option related to the 5.625% Senior Secured Notes was an increase of $1.9 million to the indebtedness. The debt issue costs and prepayment options recorded against the indebtedness will be subsequently amortized to interest expense using the effective interest method.

6.5% Senior Notes

Our 6.5% Senior Notes, in the amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. The indenture governing the 6.5% Senior Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our 6.5% Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the 6.5% Senior Notes indenture.

As at June 30, 2021, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our 6.5% Senior Notes, the indenture governing our 4.875% Senior Secured Notes and the indenture governing our 5.625% Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2021, is expected to be approximately $162.1 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at June 30, 2021, we had two outstanding interest rate swaps which hedge the interest rate risk on $900.0 million of U.S. denominated Term Loan B borrowings. As at June 30, 2021, the fair value of the interest rate swaps was a liability of $10.7 million. These contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% to 2.04%, respectively, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option included on our 6.5% Senior Notes, the prepayment option on our 4.875% Senior Secured Notes and the prepayment option on our 5.625% Senior Secured Notes. As at June 30, 2021, the fair value of the embedded derivative related to the prepayment option on our 6.5% Senior Notes was an asset of $1.2 million, the fair value of the embedded derivative related to the prepayment option on our 4.875% Senior Secured Notes was an asset of $1.0 million and the fair value of the embedded derivative related to the prepayment option on our 5.625% Senior Secured Notes was an asset of $1.7 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the development of our Telesat Lightspeed Constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $203.0 million as at June 30, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as a significant proportion of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risk.

For the three month period ended June 30, 2021, we recorded a mainly non-cash foreign exchange gain of approximately $40.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.2398) compared to March 31, 2021 ($1.2562). For the three month period ended June 30, 2020, we recorded a mainly non-cash foreign exchange gain of approximately $125.3 million due to a weaker U.S. to Canadian dollar spot rate ($1.3576) compared to March 31, 2020 ($1.4062).

For the six month period ended June 30, 2021, we recorded a mainly non-cash foreign exchange gain of $75.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.2398) compared to December 31, 2020 ($1.2725). For the six month period ended June 30, 2020, we recorded a mainly non-cash foreign exchange loss of $165.4 million due to a stronger U.S. to Canadian dollar spot rate ($1.3576) compared to December 31, 2019 ($1.2990).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Revenue	53.5%	52.5%
Operating expenses	29.7%	33.3%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at June 30, 2021, we had no currency derivative instruments nor forward currency contracts.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at June 30, 2021, would have increased (decreased) our indebtedness and decreased (increased) our net income by $186.1 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at June 30, 2021, would have increased (decreased) our cash and cash equivalents by $68.8 million, increased (decreased) our net income by $38.9 million and increased (decreased) our other comprehensive income by $29.9 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and six months ended June 30, 2021, as summarized in the table below:

(in millions of Canadian dollars)	Three months ended June 30, 2021	Six months ended June 30, 2021
Revenue	$5.0	$9.9
Operating expenses	$0.9	$1.6
Interest on our indebtedness	$1.8	$3.5

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at June 30, 2021.

(in millions of Canadian dollars)	Q3 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility	$1,925.2	$1,925.2	$1,925.2	$1,925.2	$1,925.2	$1.925.2
6.5% Senior Notes	681.9	681.9	681.9	681.9	681.9	681.9
4.875% Senior Secured Notes	495.9	495.9	495.9	495.9	495.9	495.9
5.625% Senior Secured Notes	619.9	619.9	619.9	619.9	619.9	619.9
U.S. dollar denominated indebtedness balances	$3,722.9	$3,722.9	$3,722.9	$3,722.9	$3,722.9	$3,722.9

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at June 30, 2021, two of the interest rate swaps were outstanding to hedge the interest rate risk on US$900.0 million of borrowings under our U.S. TLB Facility. The outstanding contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a $1.2 million and $2.4 million decrease (increase) to our net income for the three and six months ended June 30, 2021, respectively.

As at June 30, 2021, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at June 30, 2021.

(in millions of Canadian dollars)	Q3 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility(1)	$1,925.2	$1,925.2	$1,925.2	$1,925.2	$1,925.2	$1,925.2
Interest rate derivative variable to fixed(2)	(1,115.8)	(557.9)	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$809.4	$1,367.3	$1,925.2	$1,925.2	$1,925.2	$1,925.2

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(1)      U.S. TLB Facility is US$ denominated and bears interest at LIBOR plus a spread.

(2)      US$900 million notional outstanding, variable rate is LIBOR. The weighted average fixed rate (before spread) varies by interest rate swap and ranges from 1.95% to 2.04%.

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently redesignated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(In millions of Canadian dollars)	Twelve Months Ended June 30, 2021
Net income	$464.6
Impact of unrestricted subsidiaries	444.2
Consolidated income for Covenant Purposes	908.8

Plus:
Income taxes (Note 1)	(404.9)
Interest expense (Note 1)	161.0
Depreciation and amortization expense (Note 1)	224.1
Non-cash share-based compensation and pension expense	38.7
Debt issue costs	6.8
Other	36.8

Increased (decreased) by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(10.2)
Non-cash gains resulting from changes in foreign exchange rates	(296.2)
Consolidated EBITDA for Covenant Purposes	$664.9

____________

Note 1:    Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at June 30, 2021
U.S. dollar denominated debt
Term Loan B U.S Facility (US$)	$1,552.8
6.5% Senior Notes (US$)	550.0
4.875% Senior Secured Notes (US$)	400.0
5.625% Senior Secured Notes (US$)	500.0
3,002.8
Foreign exchange adjustment	720.1
Subtotal (CAD$)	3,722.9
Deferred financing costs and prepayment options (CAD$)	(2.5)
Indebtedness	$3,720.4
(in CAD$ millions)
Indebtedness	$3,720.4
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD$)	2.5
Add: lease liabilities	34.0
Consolidated Total Debt	3,756.9
Less: Cash and cash equivalents (max. $100 million US$)	(124.0)
Consolidated Total Debt for Covenant Purposes	$3,632.9

Consolidated Total Debt	$3,756.9
Less: Unsecured debt (6.5% Senior Notes)	(681.9)
Consolidated Total Secured Debt	3,075.0
Less: Cash and cash equivalents (max. $100 million US$)	(124.0)
Consolidated Total Secured Debt for Covenant Purposes	$2,951.0

As at June 30, 2021, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.46:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.44:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended June 30, 2020 was $753.5 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three and six month period ended June 30, 2020 on Form 6-K filed with the SEC on July 30, 2020, which can be obtained on the SEC website at http://www.sec.gov.

FINANCIAL INFORMATION OF THE ISSUER, RESTRICTED AND UNRESTRICTED SUBSIDIARIES

Balance Sheet Data as of June 30, 2021 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$986.8	$591.8	$(33.1)	$1,545.5
Total assets	$7,401.8	$2,583.1	$(3,833.9)	$6,151.1
Current liabilities	$108.5	$52.8	$(2.3)	$159.0
Long-term debt, including current portion	$3,720.4	$—	$—	$3,720.4
Total liabilities	$4,548.6	$466.3	$(415.0)	$4,600.0
Shareholder’s equity	$2,853.2	$2,116.8	$(3,418.9)	$1,551.1
Statement of Income Data for the six months ended June 30, 2021 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Revenue	$389.6	$2.6	$(13.9)	$378.4
Operating expenses	(102.9)	(8.2)	13.9	(97.2)
Depreciation	(102.5)	(0.6)	0.4	(102.7)
Amortization	(8.1)	(0.1)	0.1	(8.1)
Other operating losses, net	(0.7)	—	—	(0.7)
Operating income (loss)	175.4	(6.3)	0.5	169.6
Loss from equity investments	(54.4)	—	54.4	—
Interest expense	(88.4)	—	—	(88.5)
Interest and other income	1.2	0.6	—	1.8
Loss on changes in fair value of financial instruments	(21.3)	—	—	(21.3)
Gain (loss) on foreign exchange	73.1	(7.4)	10.0	75.8
Income (loss) before tax	85.6	(13.2)	64.9	137.3
Tax expense	(17.0)	(41.2)	23.4	(34.8)
Net income (loss)	$68.7	$(54.4)	$88.2	$102.5

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING STANDARDS

Changes in Accounting Policies

Interest rate benchmark reform — Phase 2

We have adopted the Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts and IFRS 16, Leases). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.

Interest rates on certain of our indebtedness are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by us have yet been transitioned to an alternative benchmark rate, there is no impact on our financial statements.

We have determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B — U.S. Facility as well as our interest rate swaps.

The risks identified are not expected to cause any major changes in the Company’s risk management strategy.

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.

The changes will only impact the level of disclosures within our financial statements.

We are currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on our consolidated financial statements as a result of the amendments.

There are no other new or amended standards determined to be applicable to us.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.    Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. Except as set forth below, there have been no material developments in those proceedings since the filing of that report.

On May 5, 2021, Guy Coffman filed a complaint (Civil Action No. 1:21-cv-04007, the “Coffman Complaint”) in the United States District Court for the Southern District of New York against Loral Space & Communications Inc. (“Loral”) and the members of its Board of Directors (the “Individual Defendants”). On May 7, 2021, Julia Marshall filed a complaint (Civil Action No. 1:21-cv-04128, the “Marshall Complaint”) in the United States District Court for the Southern District of New York against Loral, the Individual Defendants and Merger Sub (collectively, the “Loral Defendants”); the Marshall Complaint also names as defendants Telesat Canada, Telesat Corporation, Telesat Partnership and Telesat CanHoldCo (together, the “Telesat Defendants”) and PSP and Red Isle (the “PSP Defendants” and, together with the Loral Defendants and the Telesat Defendants, the “Defendants”). On June 18, 2021, Anthony Morgan filed a complaint (Civil Action No. 1:21-cv-05385, the “Morgan Complaint” and, together with the Coffman Complaint and the Marshall Complaint, the “Complaints”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants.

The Complaints allege, among other things, that the Registration Statement on Form F-4 (the “Registration Statement”) filed in April 2021 with the SEC by Telesat Corporation and Telesat Partnership, which contained a preliminary proxy statement/prospectus of Loral for use in connection with soliciting stockholder approval of the Transaction, contained materially incomplete and misleading information. Specifically, the Complaints allege (i) violation by the Loral Defendants of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and SEC Rule 14(a)(9) in that the Registration Statement misrepresents or omits information concerning, among other things, financial projections of Loral and financial analyses of Loral’s financial advisor, LionTree Advisors LLC; and (ii) violation by the Individual Defendants, by virtue of their positions as controlling persons of Loral, of Section 20(a) of the Exchange Act in that they had the power to influence and control, and did influence and control, directly or indirectly, the decision making of Loral, including the content and dissemination of the various statements that plaintiffs contend are materially incomplete and misleading. In addition, the Coffman Complaint alleges a violation of Delaware law in that the Individual Defendants breached their fiduciary duty of candor/disclosure by approving and/or causing the alleged materially deficient Registration Statement to be disseminated. The Marshall Complaint also alleges violation by the Telesat Defendants and the PSP Defendants, by virtue of their positions as controlling persons, of Section 20(a) of the Exchange Act in that they had supervisory control over the composition of the Registration Statement and the information disclosed therein, as well as the information that they claim was omitted and/or misrepresented in the Registration Statement.

Each of the Complaints seeks, among other things, to enjoin Defendants from proceeding with, consummating or closing the Transaction, unless and until Defendants disclose the material information which plaintiffs claim has been omitted from the Registration Statement; awarding plaintiffs the costs and disbursements of their actions, including reasonable attorneys’ and expert fees and expenses; and such other and further equitable relief as the court may deem just and proper. In addition, the Coffman Complaint and the Morgan Complaint seek that the Loral Defendants account to plaintiffs for all damages suffered as a result of their alleged wrongdoing. The Marshall Complaint and the Morgan Complaint also seek rescission, to the extent already implemented, of the Transaction Agreement or any of the terms thereof, or granting to plaintiff rescissory damages. The Marshall Complaint also seeks a declaration that the Individual Defendants disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading and a declaration that Defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder. The Morgan Complaint also seeks to enjoin Defendants from filing an amendment to the Registration Statement unless and until Defendants agree to disclose the material information which plaintiffs claim has been omitted from the Registration Statement in any such amendment.

The Telesat Defendants believe that they have, and intend vigorously to pursue, meritorious defenses to plaintiffs’ claims. There can be no assurance, however, that the Telesat Defendants’ defenses will be successful with respect to all or some of plaintiffs’ claims, that resolution of the lawsuits will not result in additional unanticipated expense to

Telesat or that the lawsuits filed by plaintiffs will not cause a delay in consummation of the Transaction. Although no assurance can be provided, we do not believe that this matter will have a material adverse effect on Telesat Canada’s financial position or results of operations or on Telesat Canada’s ability to consummate the Transaction.

In addition to the Complaints, several additional complaints challenging the transaction have been filed and subsequently dismissed. On May 5, 2021, Shiva Stein filed a complaint (Civil Action No. 1:21-cv-04018, the “Stein Complaint”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants; on June 18, 2021, McBreakley Pluviose filed a class action complaint (Civil Action No. 2021-0541-LWW, the “Pluviose Complaint”) in the Court of Chancery for the State of Delaware against Loral and the Individual Defendants; and on July 13, 2021, Diana Butchko filed a class action complaint (Civil Action No. 2021-0597-LLW, the “Butchko Complaint”) in the Court of Chancery for the State of Delaware against Loral and the Individual Defendants. The Stein Complaint was voluntarily dismissed on July 8, 2021. The Butchko Complaint and the Pluviose Complaint were voluntarily dismissed on July 15, 2021.

In May 2021, Telesat Canada was reassessed by the Canada Revenue Agency for $6.9 million, including interest, for its Scientific Research and Experimental Development claim for the taxation year ended December 31, 2016. The Company has challenged the reassessment. The Company believes the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 4, 2021 and Telesat Canada’s Quarterly Report on Form 6-K filed with the SEC on May 14, 2021. There have been no material changes to those risk factors since May 14, 2021.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.    Defaults Upon Senior Securities

None.

Item 4.    Reserved

Item 5.    Other Information

Effective May 31, 2021, Mélanie Bernier was appointed to the Board of Directors, replacing David Bernardi who left the Board effective the same date.

Item 6.    Exhibits

None.